UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2022

ADTRAN, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-24612	63-0918200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 Explorer Boulevard Huntsville, Alabama	35806-2807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (256) 963-8000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, Par Value $0.01	ADTN	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On January 6, 2022, ADTRAN, Inc., a Delaware corporation (the “Company”), held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, a total of 42,069,014 (85.68%) of the Company’s issued and outstanding shares of common stock held of record as of November 16, 2021, the record date for the Special Meeting, were present either in person (by virtual presence online at the virtual Special Meeting) or by proxy, which constituted a quorum. The Company’s stockholders voted on the following proposals at the Special Meeting, each of which is described in more detail in the Company’s definitive proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2021, as amended and supplemented to date (the “Proxy Statement”). Each of the proposals was approved at the Special Meeting. The final vote tabulation for each proposal is set forth below.

Proposal 1 – Business Combination

To adopt the Business Combination Agreement, dated as of August 30, 2021, by and among the Company, Acorn HoldCo, Inc., Acorn MergeCo, Inc., and ADVA Optical Networking SE, pursuant to which, among other things, ADTRAN, Inc. and ADVA Optical Networking SE agreed to combine their businesses through a merger and an exchange offer, respectively, and become subsidiaries of Acorn HoldCo, Inc. (the “Business Combination”).

For	Against	Abstain	Broker Non-Votes
41,731,502	43,891	293,621	0

Proposal 2 - Advisory Vote Regarding Compensation of the Company’s Named Executive Officers

To approve, on a non-binding advisory basis, the compensation that may become payable to the Company’s named executive officers in connection with the Business Combination, as disclosed in the Proxy Statement.

For	Against	Abstain	Broker Non-Votes
41,167,232	615,583	286,199	0

Item 7.01	Regulation FD Disclosure.

On January 6, 2022, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information in this Item 7.01, and in Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press release, dated January 6, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 6, 2022	ADTRAN, Inc.

By: /s/ Michael Foliano
Michael Foliano
Senior Vice President of Finance and Chief Financial Officer

Exhibit 99.1

ADTRAN Stockholders Overwhelmingly Approve Business

Combination with ADVA Optical Networking SE

HUNTSVILLE, Ala.—(January 6, 2022) – ADTRAN, Inc., (NASDAQ: ADTN) today announced that its stockholders have approved the business combination with ADVA Optical Networking SE by an overwhelming majority. In a Special Meeting of Stockholders held earlier today, a quorum was achieved with 85% of ADTRAN’s outstanding shares represented. Of the voted shares, over 99% were voted in favor of the transaction.

Today’s announcement is the latest milestone towards a successful closing. The transaction has already been approved unanimously by the ADTRAN Board of Directors, approved by the ADVA Management and Supervisory Boards, who also have recommended to ADVA shareholders to accept the offer. The transaction has also received the strong support of ADVA’s largest shareholder, Egora, which entered into an irrevocable commitment to tender into the offer shares representing 13.7% of ADVA’s outstanding shares, and received clearance or confirmation that public review was not needed by all required antitrust organizations.

The next major milestone will be the close of the initial acceptance period for the tender of ADVA shares at midnight (CET) on January 12, 2022, and for the combination to be successful, at least 70% of the ADVA shares must be tendered by this time. The parties also continue to work with the relevant authorities to obtain the required foreign direct investment approvals and are confident that such approvals will be obtained in due course.

About ADTRAN

At ADTRAN, Inc., we believe amazing things happen when people connect. From the cloud edge to the subscriber edge, we help communications service providers around the world manage and scale services that connect people, places and things to advance human progress. Whether rural or urban, domestic or international, telco or cable, enterprise or residential—ADTRAN solutions optimize existing technology infrastructures and create new, multi-gigabit platforms that leverage cloud economics, data analytics, machine learning and open ecosystems—the future of global networking. Find more at ADTRAN.com, LinkedIn and Twitter.

ADTRAN Rhonda Lambert, investor@adtran.com

Important Information for Investors and Stockholders

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The voluntary public takeover offer (Offer) itself, as well as its terms and conditions and further provisions concerning the Offer, are set forth in the published offer document (Offer Document). Shareholders of ADVA are strongly advised to thoroughly read the Offer Document and all other relevant documents regarding the Offer.

Furthermore, this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo has filed a Registration Statement on Form S-4 with the SEC (supplemented by ADTRAN’s Form 8-K filed with the SEC on December 28, 2021), which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The registration statement was declared effective by the SEC on December 2, 2021 and ADTRAN mailed the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the Offer Document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin), which has been approved by BaFin and has been published. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the Offer Document has been published by way of announcement on the internet at https://acorn-offer.com/ and by keeping available copies free of charge at the settlement agent. You are also able to obtain a copy of the non-binding English translation of the Offer Document, which has not been reviewed by BaFin, on the internet at https://acorn-offer.com/.

Participants in the Solicitation

ADTRAN and certain of its directors and executive officers and employees may be considered participants in the solicitation of proxies from the shareholders of ADTRAN in respect of the business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of ADTRAN in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN and ADVA’s control. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and

ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended September 30, 2021, which are available via the SEC’s website at www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus that are included in the Registration Statement on Form S-4 that has been filed by Acorn HoldCo with the SEC and in the Offer Document that has been filed by Acorn HoldCo with BaFin and that has been published in connection with the contemplated business combination, as well as in any prospectuses or supplements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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